SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                                (Amendment No. 2)

                                 Macrochem Corp.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                    555903103
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                                 (CUSIP Number)

                                October 15, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 555903103                    13G                    Page 2 of 10 Pages
================================================================================
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Joseph Edelman
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
      (a) |_|
      (b) |X|
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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     2,372,780*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            2,372,780*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,372,780*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|
      (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     10.56%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                     IN
================================================================================
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*Excludes 3,000,000 shares underlying common stock purchase warrants beneficially owned by Mr. Edelman, the terms of which warrants restrict the exercise of the warrants to the extent the reporting person would beneficially own greater than 9.95% of the Issuer's common stock following such exercise.


                               Page 2 of 10 Pages

================================================================================
CUSIP No. 555903103                    13G                    Page 3 of 10 Pages
================================================================================
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Michael Cho
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     50,000
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            50,000
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     50,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|
      (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     0.20%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

                     IN
================================================================================
--------------------------------------------------------------------------------


                               Page 3 of 10 Pages

================================================================================
Item 1.

      (a)   Name of Issuer.

            Macrochem Corp.

      (b)   Address of Issuer's Principal Executive Offices.

            40 Washington Street, Suite 220
            Wellesley Hills, MA 02481

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G/A is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Joseph Edelman and Michael Cho. See Item 4 below.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the Reporting Persons is:

            Perceptive Advisors LLC
            499 Park Avenue, 25th Floor
            New York, NY 10022

      (c)   Citizenship.

            Each of the Reporting Persons is a United States citizen.

      (d)   Title of Class of Securities.

            Common Stock, $0.01 par value

      (e)   CUSIP Number.

            555903103


                               Page 4 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Act.
      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.
      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.
      (d)   |_|   Investment Company registered under Section 8 of the
                  Investment Company Act.
      (e)   |_|   Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
      (f)   |_|   Employee Benefit Plan or Endowment Fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).
      (g)   |_|   Parent holding company, in accordance with Rule
                  13d-1(b)(ii)(G).
      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940.
      (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |X|.

Item 4. Ownership

      (a)   Amount Beneficially Owned.

                        Mr. Edelman beneficially owns: 2,372,780* (comprised of
                        (i) 2,366,780 shares of common stock held by Perceptive Life Sciences Master Fund Ltd. ("Master Fund"), a Cayman Islands company of which the investment manager is Perceptive Advisors LLC, a Delaware limited liability company of which Mr. Edelman is the managing member) and
                        (ii) 6,000 shares in an account of First New York Trading LLC.

                        Mr. Cho beneficially owns: 50,000 shares in an account at Charden Capital Markets of which Mr. Cho has sole voting and dispositive power.

      (b)   Percent of Class.

                        Edelman: 10.56%*

                        Cho:     0.20%

*Excludes 3,000,000 shares underlying common stock purchase warrants beneficially owned by Mr. Edelman, the terms of which warrants restrict the exercise of the warrants to the extent the reporting person would beneficially own greater than 9.95% of the Issuer's common stock following such exercise.


                               Page 5 of 10 Pages

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:  Edelman: 2,372,780*
                                                             Cho:     50,000

            (ii)  shared power to vote or to direct the vote:

            (iii) sole power to dispose or to direct the disposition of:
                                                             Edelman: 2,372,780*
                                                             Cho:     50,000

            (iv)  shared power to dispose or to direct the disposition of:

*Excludes 3,000,000 shares underlying common stock purchase warrants beneficially owned by Mr. Edelman, the terms of which warrants restrict the exercise of the warrants to the extent the reporting person would beneficially own greater than 9.95% of the Issuer's common stock following such exercise.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
        |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        As referred to in Item 4, other persons have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, certain of the shares reported herein. In that regard Mr. Edelman is the managing member of Perceptive Advisors LLC, the investment manager of the Master Fund. Accordingly, the Master Fund has the right to receive and the power to direct the receipt of, dividends and the proceeds from the sale of the shares reported herein that are held through the Master Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        See Exhibit B.

Item 8. Identification and Classification of Members of the Group.

        See Exhibit C.

Item 9. Notice of Dissolution of Group.

        Not applicable.


                               Page 6 of 10 Pages

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2007

                                            /s/ James Mannix
                                            ------------------------------------
                                                Joseph Edelman, by James Mannix,
                                                attorney in fact


                                            /s/ Michael Cho
                                            ------------------------------------
                                                Michael Cho

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 7 of 10 Pages

                                    EXHIBIT A

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Macrochem Corporation and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date: November 16, 2007

                                                                /s/ James Mannix
                                                --------------------------------
                                                Joseph Edelman, by James Mannix,
                                                                attorney in fact


                                                                 /s/ Michael Cho
                                                --------------------------------
                                                                     Michael Cho


                               Page 8 of 10 Pages

                                    EXHIBIT B

As discussed in Item 4(a), certain shares reported herein are held through Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company, of which Joseph Edelman is the managing member of the fund's investment manager.


                               Page 9 of 10 Pages

                                    EXHIBIT C

By virtue of the relationship between them, Joseph Edelman and Michael Cho may be deemed to constitute a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Messrs. Edelman and Cho expressly disclaim the existence of such a group.


                              Page 10 of 10 Pages